                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                     SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.
                                (Name of Issuer)


                        Ordinary Shares, $0.01 par value
                         (Title of Class of Securities)


                                   90 2 97110
                                 (CUSIP Number)


                         Pacific Mutual Holding Company
                            700 Newport Center Drive
                          Newport Beach, CA 92660-6397
                           Attention: General Counsel
                                 (949) 219-3011
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 31, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No  90 2 97110                                          Page 2 of 10 Pages
--------------------                                          ------------------
                                  Schedule 13D

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     1.   NAME OF REPORTING PERSONS               Pacific Mutual Holding Company


          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           33-0769202


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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                      (a)[_]
          GROUP                                                           (b)[_]

--------------------------------------------------------------------------------

     3.

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     4.   SOURCE OF FUNDS                                                     OO

--------------------------------------------------------------------------------

     5.   CHECK BOX IF DISCLOSURE OF LEGAL                                   [_]
          PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR 2(e)

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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION                        California

--------------------------------------------------------------------------------
  NUMBER OF
                     7.   SOLE VOTING POWER        4,532,380 (See Item 5 below)
   SHARES
                ----------------------------------------------------------------
BENEFICIALLY
                     8.   SHARED VOTING POWER      N/A
    EACH
                ----------------------------------------------------------------
  REPORTING

   PERSON            9.   SOLE DISPOSITIVE POWER   4,552,380 (See Item 5 below)

    WITH        ----------------------------------------------------------------

                     10.  SHARED DISPOSITIVE POWER N/A

--------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                          4,552,380 (See Item 5 below)

--------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               22.6%

--------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON                                         IC,CO

--------------------------------------------------------------------------------

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CUSIP No. 67885T104                                           Page 3 of 10 Pages
-------------------                                           ------------------
                                  Schedule 13D


     This Statement on Schedule 13D (this "Statement") is filed on behalf of Pacific Mutual Holding Company ("PMHC") to report the issuance by Scottish Annuity & Life Holdings, Ltd., a Cayman Islands corporation ("Scottish Holdings"), of 4,532,380 shares (the "Shares") to Pacific Life Insurance Company ("Pacific Life"), an indirect, wholly owned subsidiary of PMHC.

Item 1.    Security and Issuer.
           -------------------

     This Statement relates to the ordinary shares, par value $0.01 per share ("Ordinary Shares"), of Scottish Holdings. The principal executive offices of Scottish Holdings are located at Crown House, 3rd Floor, 4 Par-la-Ville Road, Hamilton HM 12, Bermuda.

Item 2.    Identity and Background.
           -----------------------

     (a)   Name:                Pacific Mutual Holding Company, a California
                                mutual holding company. Attached hereto as Appendix A is information required by this Item
                                2 with respect to the executive officers and directors of PMHC. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

     (b)    Business Address:   700 Newport Center Drive, Newport Beach, CA
                                92660-6397.

     (c)    Principal business: PMHC is a holding company whose subsidiaries engage primarily in the business of asset management and sales of life insurance.

     (d)    Criminal
            Proceedings:        During the last five years, neither PMHC nor any
                                executive officer or director of PMHC has been convicted in any criminal proceeding.

     (e)    Civil Proceedings:  During the last five years, neither PMHC nor any executive officer or director of PMHC has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)    State of Formation: California.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

     PMHC acquired beneficial ownership of the Shares in exchange for the transfer of 100% of the issued and outstanding stock of World Wide Holdings Limited, an English private company limited by shares, to Scottish Holdings.

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CUSIP No  90 2 97110                                          Page 4 of 10 Pages
--------------------                                          ------------------
                                  Schedule 13D

Item 4.    Purpose of Transaction.
           ----------------------

     PMHC acquired beneficial ownership of the Shares for investment purposes. Pursuant to the Stockholder Agreement dated December 31, 2001 between Scottish Holdings and Pacific Life (the "Stockholder Agreement"), so long as PMHC and its direct or indirect wholly owned subsidiaries (each a "PMHC Entity" and collectively "PMHC Entities") beneficially own at least 15% of the issued and outstanding Scottish Holdings Ordinary Shares, the PMHC Entities have the right to nominate for election or reelection to the Scottish Holdings' Board of Directors a number of persons equaling not less than 20% of the total number of directors on the board, and at least one director nominated by the PMHC Entities and elected to the board will serve on each of the board's Audit Committee, Finance and Investment Committee and Compensation Committee (if any). So long as PMHC Entities own at least 10% of the issued and outstanding Scottish Holdings Ordinary Shares, the PMHC Entities are entitled to nominate one board member. Reference is made to Item 6 for a discussion of certain restrictions on PMHC's ability to influence management of Scottish Holdings and on PMHC's ownership of Ordinary Shares.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) PMHC beneficially owns 4,532,380 Ordinary Shares of Scottish Holdings, which represent approximately 22.5% of the outstanding Ordinary Shares as of December 31, 2001. Additionally, PMHC beneficially owns options to purchase 20,000 additional Ordinary Shares of Scottish Holdings (the "Options") that were issued to two executives of PMHC upon their initial election as directors of Scottish Holdings. The Options were immediately exercisable upon their issuance.

         (b) PMHC, through its wholly owned subsidiaries, has sole voting and dispositive power with respect to the 4,532,380 Ordinary Shares beneficially owned by it. PMHC has and will have no voting power with respect to the Ordinary Shares to which the Options relate until such time as the Options are exercised.

         (c) PMHC has not effected any transactions in the Ordinary Shares in the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
         -----------------------------------------------------------------------
         Securities of Scottish Holdings.
         -------------------------------

Stockholder Agreement

     In addition to PMHC's rights to representation on Scottish Holdings' Board of Directors as described in item 4 above, the Stockholder Agreement places certain restrictions on PMHC's ability to influence management of Scottish Holdings and on PMHC's ownership of Ordinary Shares.

     Until the second anniversary of the closing, PMHC will not attempt to influence the Scottish Holdings Board of Directors or the management of Scottish Holdings other than through

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CUSIP No  90 2 97110                                          Page 5 of 10 Pages
--------------------                                          ------------------
                                  Schedule 13D

nomination of directors to the Scottish Holdings Board of Directors pursuant to the Stockholder Agreement, and PMHC will not enter into any agreement or group attempting to do so.

     The PMHC Entities will not acquire more than 24.9% of the issued and outstanding Ordinary Shares. Additionally, if PMHC or related entities to which Ordinary Shares are transferred undergo a change of control, Scottish Holdings has the right to buy back its Ordinary Shares at the greater of the then current market price or a formula price taking into account the earnings multiple applied by the person acquiring control of PMHC or its related entity.

Registration Rights Agreement

     Pacific Life and Scottish Holdings are parties to the Registration Rights Agreement dated December 31, 2001. Under this Registration Rights Agreement, PMHC Entities owning Ordinary Shares may request up to three demand registrations of its Ordinary Shares, but no more than one per 12-month period. PMHC Entities owning Ordinary Shares also have the right to demand unlimited registrations using Form S-3 and may request to be included in any share registration carried out by Scottish Holdings.

Item 7.    Material To Be Filed as Exhibits.
           --------------------------------

     The Stockholder Agreement is filed by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Scottish Holdings dated December 31, 2001.

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CUSIP No  90 2 97110                                          Page 6 of 10 Pages
--------------------                                          ------------------
                                  Schedule 13D

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              Dated: ___________________________________________


                              __________________________________________________
                                                  Signature
                                                Khanh T. Tran
                              Executive Vice President & Chief Financial Officer
                              --------------------------------------------------
                                                     Name/Title

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CUSIP No  90 2 97110                                          Page 7 of 10 Pages
--------------------                                          ------------------
                                  Schedule 13D


                                   APPENDIX A

Name:                             Richard M. Ferry, Director

Business Address:                 1800 Century Park East, Suite 900
                                  Los Angeles, CA 90067

Principal Occupation:             Founder Chairman Korn Ferry International

Name, principal                   Korn Ferry International
business and address of           1800 Century Park East, Suite 900
corporation or other              Los Angeles, CA 90067
organization in which
employment is conducted:
Citizenship:                      USA


Name:                             Donald E. Guinn, Director

Business Address:                 130 Kearny Street, Room 3200
                                  San Francisco, CA 94108-4887

Principal Occupation:             Chairman Emeritus

Name, principal                   Pacific Telesis Group (Retired)
business and address of           130 Kearny Street, Room 3200
corporation or other              San Francisco, CA 94108-4887
organization in which
employment is conducted:
Citizenship:                      USA



Name:                             Allen W. Mathies, Jr., Director

Business Address:                 100 W. California Blvd.
                                  Pasadena, CA

Principal Occupation:             President Emeritus

Name, principal                   Huntington Memorial Hospital (Retired)
business and address of           100 W. California Blvd.
corporation or other              Pasadena, CA
organization in which
employment is conducted:
Citizenship:                      USA

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CUSIP No  90 2 97110                                          Page 8 of 10 Pages
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                                  Schedule 13D


Name:                             Donn B. Miller, Director

Business Address:                 136 El Camino, Suite 216
                                  Beverly Hills, CA 90212

Principal Occupation:             President and CEO

Name, principal                   Pierson-Sibert Oil Co. of Texas
business and address of           136 El Camino, Suite 216
corporation or other              Beverly Hills, CA 90212
organization in which
employment is conducted:
Citizenship:                      USA


Name:                             Susan Westerberg Prager, Director

Business Address:                 405 Hilgard Avenue
                                  Los Angeles, CA 90005

Principal Occupation:             Professor of Law

Name, principal                   UCLA School of Law
business and address of           405 Hilgard Avenue
corporation or other              Los Angeles, CA 90095
organization in which
employment is conducted:
Citizenship:                      USA


Name:                             Richard M. Rosenberg, Director

Business Address:                 555 California Street, 11th Floor
                                  San Francisco, CA 94104

Principal Occupation:             Chairman and CEO

Name, principal                   Bank of America
business and address of           555 California Street, 11th Floor
corporation or other              San Francisco, CA 94104
organization in which
employment is conducted:
Citizenship:                      USA

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CUSIP No  90 2 97110                                          Page 9 of 10 Pages
--------------------                                          ------------------
                                  Schedule 13D

Name:                             Glenn S. Schafer

Business Address:                 700 Newport Center Drive
                                  Newport Beach, CA 92660

Principal Occupation:             Director, President

Name, principal                   Pacific Life Insurance Company
business and address of           700 Newport Center Drive
corporation or other              Newport Beach, CA 92660
organizationin which
employment is conducted:
Citizenship:                      USA


Name:                             Thomas C. Sutton

Business Address:                 700 Newport Center Drive
                                  Newport Beach, CA 92660

Principal Occupation:             Director, Chairman, Chief Executive Officer

Name, principal                   Pacific Life Insurance Company
business and address of           700 Newport Center Drive
corporation or other              Newport Beach, CA 92660
organization in which
employment is conducted:
Citizenship:                      USA


Name:                             James R. Ukropina, Director

Business Address:                 400 South Hope Street, 16th Floor
                                  Los Angeles, CA 90071

Principal Occupation:             Lawyer

Name, principal                   O'Melveny & Myers
business and address of           400 South Hope Street, 16th Floor
corporation or other              Los Angeles, CA 90071
organization in which
employment is conducted:
Citizenship:                      USA

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CUSIP No  90 2 97110                                         Page 10 of 10 Pages
--------------------                                         -------------------
                                  Schedule 13D

Name:                             Larry J. Card

Business Address:                 700 Newport Center Drive
                                  Newport Beach, CA 92660

Principal Occupation:             Executive Vice President

Name, principal                   Pacific Life Insurance Company
business and address of           700 Newport Center Drive
corporation or other              Newport Beach, CA 92660
organization in which
employment is conducted:
Citizenship:                      USA


Name:                             Khanh T. Tran

Business Address:                 700 Newport Center Drive
                                  Newport Beach, CA 92660

Principal Occupation:             Director, Executive Vice President

Name, principal                   Pacific Life Insurance Company
business and address of           700 Newport Center Drive
corporation or other              Newport Beach, CA 92660
organization in which
employment is conducted:
Citizenship:                      USA